UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

LINX S.A. (B3: LINX3; NYSE: LINX), leader and specialist in technology for retail, announces to its shareholders and the market that has signed a partnership with B2W, which comprises brands like Americanas.com, Submarino and Shoptime to integrate Linx's OMNI OMS (Order Management System) with B2W´s Marketplace.

With this partnership, Linx´s customers, Linx´s OMNI OMS users, will be able to advertise their product portfolio on the B2W marketplace and offer consumers the inventory from their physical stores with the option to pick up the product in the store. There will also be the possibility to receive the product at their address, through Linx´s and B2W´s logistics partners, enabling “same hour” and “same day” deliveries.

This partnership will directly benefit the final consumer more conveniently and will have as key benefits the shipping cost and delivery time reductions for products purchased online.

Important brands, which are Linx OMNI OMS users, such as Nike, Boticário, Drogaria São Paulo, Hering, Alpargatas, Vivara, Lojas Marisa, TokStok, RiHappy, Inbrands and Restoque are among the retailers who could benefit from this solution.

This agreement is another step by Linx in consolidating its leadership in Omnichannel solutions, delivering more opportunities to its customers.

São Paulo, December 11, 2019.

Alexandre Kelemen

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2019

Linx S.A.

By: /s/ Alexandre Kelemen

Name: Alexandre Kelemen

Title: Investor Relations Officer